UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  Form
10-K  Form 20-F  Form 11-K
Form 10-Q
 Form N-SAR

For Period Ended: __June 30, 2003_______
[ ] Transition Report on Form
10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form
11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form
N-SAR
For the Transition Period Ended: ___________________

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

      Medix Resources, Inc.

      Full Name of Registrant

    ________________________________________________________________________________
Former Name if Applicable

      420 Lexington Avenue, Suite 1830

      Address of Principal Executive Office (Street and Number)

      New York, New York  10170

      City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in
      reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report,
      semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form
      N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
To ensure accuracy, the
additional time is necessary to avoid unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Peter B.
      Hirshfield

       (Name)

       (212)

       (Area Code)

       984-7836

       (Telephone
  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No
________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Medix
        Resources, Inc.

         (Name
of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

       Date____August 14, 2003_____

       By____/s/
        Arthur L Goldberg_____________

        Chief Financial Officer